United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 15, 2024		Director of Investor Relations

2024

Analyst & Investor Tour


VALE

Carajás

September 11th, 2024

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation: (i) iron ore production guidance on slides 25 and 27; (ii) expectation of iron ore product quality on slide 27; (iii) iron ore projects capacity addition, start-up and Capex on slides 28, 29 and 30; (iv) iron ore projects optionalities start-up expectation on slide 31; (v) concentration plant project start-up, capacity and internal rate of return on slide 34; (vi) iron ore product portfolio on slide 36; (vii) copper and nickel projects and initiatives start-up, capacity and final investment decision date on slides 44, 48, 50 and 52; (viii) expectations on the consolidated outcomes for the Asset Review initiatives 52 and 53; and (ix) iron ore fines C1 cash cost and iron ore, copper and nickel all-in costs on slide 56.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses. It include risks and uncertainties relating to the following: (a) the countries where we operate, especially Brazil, Canada and Indonesia; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

VALE

Welcome to Pará

Gustavo Pimenta


VALE

2024 Analyst and Investor Tour

Welcome to our operations in Pará

- Largest iron ore complex in the world representing 10% of global seaborne market
- Large copper endowment, with significant growth potential
- 40 years operating sustainably; protecting 800,000 hectares in the Amazon
- ~45% of purchases supplied from the state of Pará


Belém
Pará State
Ponta da Madeira Port – PDM (São Luís)
Carajás Railway (EFC)
Maranhão State
Salobo
Serra Norte (Carajás)
Onça Puma
Serra Sul (S11D)
Sossego
Serra Leste

Vale of the Future strategy

Promote **sustainable mining**

- Benchmark in safety and dam management
- Regional social and economic development
- Shared value and trust
- People-driven culture
- Nature positive

Foster **low carbon solutions**

- Iron ore solutions
- Energy transition metals
- Customer centricity
- Technology innovation
- Circular mining

Stay **disciplined**

- Reliable operations and consistent delivery
- Attractive cash return to shareholders
- Strong balance sheet
- Cost, capex and capital allocation efficiency

VALE

Shared Value for Pará and for the world



Vale Technological Institute (ITV):

Scientific research and knowledge sharing for a sustainable future.



Vale Fund &Vale Foundation:

Fostering the development of social and environmental impact businesses and autonomous communities.



Vale Cultural Institute:

Preserving cultural heritage and improving access to culture and artistic expression.



Fighting extreme poverty:

Pilot project with 50k people; 93% living in the north of Brazil and the Amazon region.


COP 30

Protecting the Carajás Mosaic:

800 k ha of Amazon forest preserved.

Supporting COP30.

Investments in the last 5[1] years in Pará:

R$ 3.7 billion in socio-environmental initiatives

VALE

[1] From 2019 to 2023.
The examples presented on this slide are only some of the initiatives included in the socio-environmental expenditures. COP30 expenditures will be included in socio-environmental expenditures as of 2024.

Our green belt is leaving a positive impact on biodiversity


1973
100 km
2020
100 km
Forest
Protected area
Pasturelands
Mining area

- We protect ~1 million ha and +600 threatened flora species
- 800 k ha of Amazon forest (5 times the size of the city of São Paulo)
- We protect an area 10 times larger than that occupied by our operations
- Partnerships with governmental agencies have been a good model to support conservation actions



Our operations in Pará

VALE

Carajás Endowment:
Significant potential for both iron ore and copper


North
East
Manga
Tupy
4Alfa
Alvo 46
Copaíba
Salobo
Salobo
Paulo Afonso
AN34
Cururu
Esquecida
Furnas
Osasco
Itacaiunas
Leite
Breves
PGG
Gameleira Norte
Circular
Cigano
Palmares
Serra Leste (SL1)
SL2
SL3
N3
N1
N2
Serra Norte (N4)
N5
Itacaré
Alemão
Alemão
Serra Norte
Serra Sul
S11A
S11B
Serra Sul (S11D)
Tarzan
Bocaina
Baleia
Estrela
S11C
S16
S17
118
Bacaba
Visconde
Cristalino 88
Cristalino
Borrachudo
Barão
Serra do Rabo
Sossego
Pium
South
Railway
Mine
River
Deposit

Iron Ore

- 2023 production: 173 Mt
- Total reserves of 5.2 bn tons @ 65.2% Fe
- Resources[1]: 2.4 bn tons @ 62.9% Fe

Copper

- 2023 production: 247 kt
- Total reserves: 1.2 bn tons @ 0.62%
- Resources[1]: 2.6 bn tons @ 0.63%

Further expansion potential

[1] Measured and Indicated.

VALE

Carajás iron ore basin: the industry's benchmark in quality

Iron ore mineral reserves


Carajás basin
Serra Sul: 3.4 Bn ton
Serra Norte: 1.5 Bn ton
Serra Leste: 0.2 Bn ton
Run-of-mine grade (%)
70
60
50
40
30
0
10
20
30
40
50
60
90
100
Life of Mine (years)
Vale
Peers
Size: tonnage

Premium reserves
65% Fe "in natura"

Low impurities level
< 2.8% of SiO_2 and Al_2O_3

Low-cost **growth opportunities**

VALE

Source: Vale and peers annual reports.
Note: Vale's 2023 Mineral Resource estimates as of December 31, 2023. All tonnage information has been rounded to reflect the relative uncertainty in the estimates.

Vale's copper basin in Carajás compares relatively well to large Andean deposits

Copper Mineral Resources (incl. Reserves)



Cu grade – %
1,0
0,8
0,6
0,4
0,2
1
2
3
4
5
6
7
8
Resources (incl. Reserves) – Bt
Vale's Carajas basin¹
Large Andeans (incl. Chile)²
Size: Copper contained in Resources (incl. Reserves)

>20 Mt copper contained at competitive grades
0.63% Cu vs. 0.46% industry average

Bulk logistics infrastructure
mine-railway-port

Further potential for **resources development**

[1] Comprises current Carajás Basin resources including Salobo, Sossego, Alemão and Paulo Afonso deposits, as of December 31, 2023, as per Vale Form 20-F. [2] Refers to deposits with more than 10 Mt of contained copper, comprising Collahuasi, Escondida, El Teniente, Queblada Blanca, Cerro Verde, Los Bronces (including underground), Toquepala, El Abra, Andina, Los Pelambres, Radomiro Tomic, Nueva Union, Chuquicamata, Centinela and Quellaveco.
Source: Vale and S&P Capital IQ.

Key Levers to unlock value through 2026



- Safety Journey
- Iron Ore Operational Stability
- Iron Ore Growth and Quality
- Energy Transition Metals Transformation
- ESG Leadership

VALE

Key Levers to unlock value through 2026

- Safety Journey
- Iron Ore Operational Stability
- Iron Ore Growth and Quality
- Energy Transition Metals Transformation
- ESG Leadership

Iron Ore Operational Stability

Carlos Medeiros

Analyst and Investor Tour 2024

Operational excellence is paramount to unlock value and support efficient growth

Safety

Elevating the safety mindset as the cornerstone of excellence

Asset reliability

Identifying and monitoring deviations to enhance asset reliability

Operational models

Implementing tailored solutions to improve efficiency in critical sites

Our approach to building a performance culture

Safety is the basis of operational excellence

+185% — **N3[1] record**
vs. 2023
reinforcing the preventing mindset

–50% — **Process safety events[2]**
vs. 2023 through preventive actions and critical controls integrity

~99% — **Critical activity requirement**
action plans[3] implementation focusing on preventing accidents

[1] 07M24 figures compared with 2023. N3 are events with high potential that causes first-aid injuries and/or with no loss. By registering them, Vale learns and carries out preventive actions to avoid N1 and N2 events. [2] 07M24 figures compared with 2023. Process safety events that generate an unplanned or uncontrolled release of hazardous energy or material involving equipment or operating assets. [3] 07M24 figures. Vale's goal with emphasis on safety controls with the purpose of preserving people's lives during the execution of activities classified as critical based on Critical activities requirements.

VALE

Asset reliability

Increased production and lower deviations through enhanced asset reliability

S11D - Iron ore production histogram (daily, kt)

Jan-Aug/2022


Days
50
40
30
20
10
0
0-25
100-125
200-225
300-325
kt
Daily iron ore production (kt)

Jan-Aug/2024


Days
50
40
30
20
10
0
0-25
100-125
200-225
300-325
kt
Daily iron ore production (kt)

Equivalent to +38 production days (+7 Mt)[1]

Asset reliability strategy

- Critical and persistent failures mitigation through engineering upgrades
- Scope optimization for preventive maintenance activities
- Integrated monitoring with early failure risk identification
- Training and exchange of experiences among maintenance teams

VALE

[1] Comparing with 2022 production in the same period.

Adopting tailored solutions to tackle ongoing challenges in critical sites



Ponta da Madeira Port
(São Luis)
Belém
Pará State
Carajás Railway
Serra Norte
(Carajás)
Maranhão State
Serra Leste
Serra Sul
(S11D)

Northern System sites challenges

Serra Sul	Improve operational model and increase productivity until new assets start-up in 2026
Serra Norte	Preserving baseline production in the world's largest iron ore mine
Logistics *(railway and port)*	Secure continuous operational stability

Operational models

Process optimization: specific upgrades leading to major efficiency gains

Initiatives implemented (non-exhaustive):

Serra Sul

Shift handover — **80%** faster, 1H23 vs. 1H24

- Enhance support structures in operational areas to streamline shift handovers, leading to a 10% increase in truck utilization

Serra Norte

Mine movement — **+8%**, 1H22 vs. 1H24

- Bilateral loading strategy
- Upgraded road conditions: fleet average speed increase

Trucks: physical utilization — **+4%**, 1H22 vs. 1H24

- Shift handover model is currently being tested. Full implementation is scheduled for Dec/24

Trucks bilateral loading strategy



VALE

Operational models

Serra Sul: improved ***orebody knowledge (OBK)*** enables ***mining plan optimization…***

Information gathering
Significant increase in grade control drillings[1]
(4x higher in 2023 vs. 2018)

Geological model update
Constant models review, incorporating knowledge acquired at the mine front

Precision improvements
Defining contact zone between iron ore and waste and adjustments to the mining sequencing

More efficient jaspilite removal
e.g. new crushers, refined blasting strategy, and hybrid mining approach

S11D geological model


2021
Hematite
Jaspilite
2024
Hematite
Jaspilite

[1] Grade control drilling is utilized to better define the information on the ore grades and ore blocks on the mine in order to optimize mining plan.

Operational models

...leading to higher iron ore output

Information gathering
Significant increase in grade control drillings[1]
(4x higher in 2023 vs. 2018)

Geological model update
Constant models review, incorporating knowledge acquired at the mine front

Precision improvements
Defining contact zone between iron ore and waste and adjustments to the mining sequencing

More efficient jaspilite removal
e.g. new crushers, refined blasting strategy, and hybrid mining approach



Waste movement (Mt)
+32%
3.9
5.1
1H22
1H24
Iron ore production (Mt)
+18%
31.7
37.2
1H22
1H24

VALE

[1] Grade control drilling is utilized to better define the information on the ore grades and ore blocks on the mine in order to optimize mining plan.

Operational models

Serra Norte: implementing new mining strategies to minimize cave-related restrictions


110 kg
180 kg
300 kg
60 kg
140 kg
140 kg
230 kg
600kg
Kg of blasters used per range
Exclusion zones cave-related
Morro 1 pit (Serra Norte)
Blasting study considering caves protection

New initiatives implemented:

Adjusted blasting strategy
Detailed exclusion zones and understanding of operating parameters

Equipment sizing
e.g. smaller backhoe loaders use

Waste removal
Enhanced waste movement enables near-mine ore access

Continuous surface mining equipment
Reduced seismic vibration closer to exclusion zones

VALE

Operational models

Serra Norte: implementing new mining strategies to minimize cave-related restrictions

Backhoe loader


HITACHI
2600

Surface mining equipment



VALE

Operational models

Logistics: securing overall operational stability

Iron ore shipments – PDM Port (Mt)


+7%
1H23
1H24
Mid-term

Historical record
18 Mt of iron ore loading at PDM in Aug-2024, record since Aug-2021

Shipping
Upgrading the fleet with larger vessels

Yard management
Slow moving SKUs[1] removal

Stockpiles
Geometry adjustments and improved drainage systems to increase loading rate

Maintenance
Reviewed strategy to leverage equipment reliability

Total Moisture Limit (TML) predictability
AI predictive models

VALE

[1] SKU stands for Stock Keeping Unit.

Our initiatives led to production outperformance in the 1H24



Iron ore production – 1H24 (Mt)

Production plan
144 Mt

Performed
151 Mt

Adherence
105%


Production plan
Performed
74
75
Northern System
33
37
Southeastern System
26
27
Southern System
11
13
Third-party purchase

Exceptional performance across all sites

VALE

Revising our production guidance for 2024

Iron ore production
(Mt)


310-320
323-330
2024
(previus guidance)
2024
(new guidance)

- Management model implementation bearing fruit
- Increased asset productivity and reliability
- Positive margins in all operations despite pricing pressures in 2024

VALE

Iron Ore
Growth and Quality

Marcello Spinelli


VALE

Analyst and Investor Tour 2024

Advancing towards our 2026 commitments

Iron ore production *(Mt)* Average sales Fe content[1]


~62.3%
323-330
2024
Main projects
Vargem Grande
Capanema
S11D
~50 Mt capacity addition
Licensing, depletion and others
~63%
340-360
2026
~64%
>360
2030+

Projects
Highly advanced execution stage

Licensing
Preserving the baseline and unlocking long-term production

Quality
Ensuring a quality portfolio

VALE

[1] Including fines, agglomerates and ROM sales.

Vargem Grande

VGR1 plant started-up in September, ahead of schedule

Capacity ~15 Mt	Start-up Sep-24
Capex US$ 67 MM	Physical progress[1] 99%



Plant interconnection



Waste containment system

- Upgrading plant from natural moisture to **wet processing**
- New assets **boosting production** and enhancing overall quality
- **Horizontes and Tamanduá** mines expansion licensing expected for Q4

[1]Physical progress as of end of August 2024.

Capanema

Project execution advancing at a solid pace

Capacity ~15 Mt[1]	Start-up 1H25
Capex US$ 913 MM	Physical progress[2] 88%



Conveyor belt



Primary crushing plant

- **Mine operation resumption** with new assets for **added flexibility**
- Operational **synergies with the Timbopeba** site
- **Sinter feed** production using **natural moisture processing**

[1]Net addition. [2]Physical progress as of end of August 2024.

Projects

S11D +20

Expanding production in the industry's best asset

Capacity **20 Mt**	Start-up **2H26**
Capex **US$ 2.8 bn**	Physical progress[1] **66%**



Conveyor belt duplication



Bench Conveyor

- **65% Fe iron ore** addition in our **lowest cost site**
- New assets enhancing **operational flexibility**
- **Compact crusher:** jaspilite waste processing **solution**

VALE

[1]Physical progress as of end of August 2024.



Creating optionalities to mitigate project development risks

Projects optionalities

2024-2030

S11D +20 (20 Mtpy) ✓	VGR1 plant[2] (15 Mtpy) ✓
S11D compact crusher (50 Mtpy[1]) ✓	Capanema (15 Mtpy[3]) ✓
N3[4] (6 Mtpy[1]) ✓	Tailings/waste disposal areas[5] ✓
Serra Leste expansion (4 Mtpy)	Itabira mines (25 Mtpy[1])

2030+

S16	S17	Fazendão Itabiritos
N1/N2 (Serra Norte)	Morro 2 (Serra Norte)	Fábrica Nova Itabiritos
S11C	Jaspilite ore concentration	Pico Itabiritos
S11B	Serra do Rabo	Tailings/waste disposal areas
S11A	Apolo	

Federal agencies licensing: S11D +20, S11D compact crusher, N3, S16, S17, N1/N2 (Serra Norte), Morro 2 (Serra Norte), S11C, S11B, S11A

State agencies licensing: VGR1 plant, Capanema, Tailings/waste disposal areas, Serra Leste expansion, Itabira mines, Fazendão Itabiritos, Fábrica Nova Itabiritos, Jaspilite ore concentration, Pico Itabiritos, Serra do Rabo, Tailings/waste disposal areas, Apolo

✓ Approved/Under construction

[1] Sustaining/Replacement capacity. [2] Long-term capacity addition depends on the Horizontes and Tamanduá mines expansion licensing, expected in 4Q24. [3] Net capacity addition. [4] Project approved. Installation license pending for construction advancement at Serra Norte. [5] Includes works for waste and filtered/dry stacked tailings disposal in the Southeastern and Southern Systems.

VALE

Progressing in licensing process to stabilize production baseline

Initiatives ongoing:

Agencies' productivity improvement

Public-private partnerships supporting agencies works

State Level

Minas Gerais
- Addressing the backlog of ~300 ongoing licensing processes for agencies assessment
- Conducting pre-screening for new processes
- Review regulatory framework to define timelines/deadlines

Pará
- Improving and advancing through the use of technology, AI, and management systems

Federal Level

IBAMA
- Collaborative approach to optimize the licensing processes
- ~200 new employees in 2025

Legislation/regulatory modernization

Government-led modernization will keep caves conservation and sustainable development

Impact of the potential new cave decree

- Expected reduction of the impact of maximum-relevance caves on our reserves from 30% to 10-15%.
- Reduction driven by: (i) reclassification of certain caves from maximum to high/ medium-relevance, and (ii) cave compensation, preserving a certain amount of caves for each one removed.

Iron ore reserves unlocked (potential[1]):
1.6 billion tons

Serra Norte: ~30 Mtpy
replacement, after licensing

[1] In the following years.

Quality

High-silica iron ore: an important part of our product portfolio equation

High-silica iron ore

- **Blending w/ IOCJ** → **BRBF**: ~62.5% Fe, ~5% SiO_2
- **Concentration in China** → **Pellet feed China (PFC1)**: ~63.5% Fe, ~5.5% SiO_2
- **Direct sales** → **High-silica products**: <58% Fe, >12% SiO_2
- *Future*: **Mega Hubs** → **DR products**: ~67% Fe, <2% SiO_2

Benefits for mine plan development
Increasing ore recovery, productivity and lower strip ratio

Decision-making process
Cargo by cargo utilization assessment to maximize portfolio value

High-silica product availability
Increased high-silica iron ore availability after Brumadinho and with Serra Norte depletion

Positive margins
EBITDA per ton of ~US$ 20 in Q2 for high-silica products

VALE

Quality

Concentration plants: asset-light business model taking the portfolio to the next level

Sohar concentration plant partnership[1]

12 Mt
of high-grade pellet feed[2]

Agglomerates production
increase in Brazil and Oman

~20%
internal rate of return (IRR)[3]

Start-up in **2027**



Sohar, Oman
New concentration plant
Stockyard
Future briquette plant
Pelletizing plant

[1] Partner will be responsible to build the concentration plant, while Vale CAPEX will connect and adapt the current pelletizing facilities. [2] Total plant capacity of 18 Mt of ore processing. [3] Internal rate of return of Vale's investments.

Quality

Mega Hubs partnerships advancing to support steelmaking decarbonization

Mega Hubs concept


Mining
(iron ore)
Concentration plants
Agglomeration plants *(briquettes/pellets)*
Direct reduction plants *(HBI)*
Local steel plants and exports
Mega Hub site
Vale's operations/solutions

Status of potential hubs

Middle East (Oman, UAE, Saudi Arabia)

- Land selected and secured in the three countries
- Finalizing natural gas and power negotiations
- Engineering studies for briquetting plants and HBI plants
- Strong investors/offtakers interest

Brazil

- Site selection study completed/Pre-feasibility ongoing
- Ongoing conversation with potential partners

United States

- US DoE's award negotiations are ongoing for a 1.5 Mtpy DR briquette plant (US$ 283 million)
- Site selected/engineering in progress; start-up in 2029[1]

VALE

[1] Expected start-up.

Optimized and diversified portfolio to extract value in a segmented iron ore market

Vale's product portfolio[1] *(%)*


Others
High silica
IOCJ+BRBF+PFC1
Agglomerates
~12%
<10%
~65%
~13%
2H24
~10%
<5%
~70%
~15%
2026
~8%
<2%
60-65%
~27%
2030+

Progressing towards 340-360 Mt
Three main projects on track

High-quality portfolio
S11D expansion and concentration plants improving mix in the medium-term

Redesigning steelmaking supply chain
Mega Hubs advancing as an asset-light business

Customer-centric Iron Ore Solutions
Substantial value to clients, society and shareholders

VALE

[1] Including iron ore fines, pellets, briquettes and ROM.
Note: estimated iron ore sales portfolio in line with all-in guidance disclosed during Vale Day (Dec 2023), subject to market conditions.

Energy Transition Metals Transformation

Mark Cutifani

Analyst and Investor Tour 2024

We continue the "Transformation Agenda"

Carve-out substantially completed

PTVI transaction concluded with offtake

Asset Review findings being incorporated in plans **and** driving short term actions

Operational agenda

- Salobo 3 **+90% capacity**
- Sudbury "rebirth" **+30% processing volumes[1]**
- Voisey's Bay ramp-up **tracking updated plan**

[1] Own sourced ore.

VALE



~1.8 Mt of copper produced since 2012

Reserves
1.1 Bt @ 0.62 % Cu
0.35 g/t Au

+ 40 years mine life

Salobo Complex: a Cornerstone Asset

VALE

Salobo 3 to +220 ktpy copper capacity

Salobo complex production
ktpy of copper



@ 0.75%[3]
~220
@ 0.95–0.97%[3]
240
200
160
120
80
40
0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024 YTD[1]
2025 complex capacity[2]
Salobo 1&2
Salobo 3

Resource potential in process

Infrastructure pushing towards potential

Ore processing – new opportunities identified

Feed grade stability through blending

Future options in process…

VALE

[1] 1H24 production run rate annualized. [2] After Salobo 3 ramp-up. [3] Copper head grades at the mill.

Improving mine productivity… Increasing Expectations

In-pit mine planning and schedule to drive productivity

Mine-to-mill strategy to maximize realized value

Maintenance strategy to improve reliability

Electric excavator productivity

kt/hour


~6
3.8
3.9
3.8
3.9
4.1
4.2
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Industry Reference

Truck utilization

%


~85
68.7
72.7
75.9
71.6
70.0
79.3
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
Industry Reference

VALE

Stability drives Capability

Salobo Plants 1&2 – quarterly throughput
Million tons


+21%
4.1
4.2
4.4
5.1
4.9
5.0
5.5
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
July+Aug run rate¹

Improved feed consistency to support stable process

Increasing plant throughput stability allows process optimization

Key maintenance concluded resulting in increased asset reliability

VALE

¹ Quarterly throughput run rate equivalent.

Resource potential provides OPTIONALITY...

Salobo pit cross section


SE
NW
Reserves
Resources

Current Reserves[1]:
1,089 Mt @ 0.62% Cu and 0.35 g/t Au

Current Resources[1]:
551 Mt @ 0.47% Cu and 0.23 g/t Au

Potential to add significant resources
through additional in-depth drilling

Potential to add significant value
through mine and process productivity

Extending the life of the asset
through integrating additional resources – design and optimization

[1] Mineral Resources (Measured and Indicated categories) exclusive of Mineral Reserve as of December 31, 2023, and shown in 100% basis.

Evaluating options to take the Salobo complex Towards Full Potential

Coarse Particle Flotation


2027+

- Amenability for coarse particle flotation confirmed
- Opportunity for 25-30% increase in throughput, lower energy cost and less water consumption

Production Capacity: 20-30+ ktpy

Salobo 3 ½


2029+

- Maximize synergies with current equipment and infrastructure to increase Salobo 3 plant capacity

Production Capacity: ~20 ktpy

VALE

Note: Options are not cumulative at current stage. Opportunities to combine options will be assessed as studies progress.

Sossego: resource transition

Challenge: depleting mine

Underground mining transition
as an option for extension

High value crown pillar extraction

Change in blasting strategy
supporting mine productivity

Truck utilization – %


55
59
63
68
69
67
77
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24 to date

VALE



Significant development potential

Carajás Regional Strategy: accelerate copper growth through accretive partnerships

Smaller deposits
suitable for a Hub strategy

Partnerships
aiming at accelerating ore development for processing

Local development
while keeping high sustainability standards


North
East
4Alfa
Salobo
Paulo Afonso
AN34
Cururu
Osasco
Itacaiunas
Breves
PGG
Gameleira
Norte
Furnas
Serra
Leste
(SL1)
Alemão
Alemão
Itacaré
Serra
Norte
(N4)
N5
Serra Norte
Serra Sul
118
Bacaba
Visconde
Cristalino 88
Cristalino
Estrela
Borrachudo
Barão
Pium
Sossego
South
N

Short-term Opportunity: South Hub

- Additional satellite development to increase and optimize Sossego's mill feed
- Provide further optionality for South Hub sequencing and potential growth

Railway | Mine | River | Deposit

Significant development potential


South Hub
60–70 kt
Replacement

Bacaba

- 1st project in the pipeline – 60 ktpy
- FID expected in 4Q24
- Start-up in 2028

Further options

- Cristalino (Feasibility), Sossego underground extension, other satellite developments


Alemão
60–70 kt
Growth

Alemão

- Project under optimization
- Processing flowsheet simplification: 20% CAPEX reduction
- Mining plan optimization
- FID expected by 2026


North Hub
70–100 kt
Growth

Paulo Afonso

- North Hub's main deposit
- Measured and indicated resources of 1.1 Bt @ 0.60% Cu [1] – similar size to current Salobo
- Future open pit mine with potential for underground expansion
- Entering prefeasibility in 4Q24

VALE

[1] Paulo Afonso mineral resource includes material from Paulo Afonso, Pojuca, Gameleira and Grota Funda deposits. As of December 31, 2024.



Optimizing nickel assets

VALE

Onça Puma: achieving full potential and developing the 2nd furnace

Capacity[1] +12–15 kt

Start-up 2H25

Physical progress[2] 51%

- **New furnace** increasing total complex capacity (up to 40 ktpy)
- **Mineral reserves** support capacity additions
- **Unit costs to reduce** by 10% – volume and efficiency
- **Market options** to improve margins


Furnace structure


Cooling systems


Electrodes

[1] Additional capacity. [2] Physical progress as of end of August 2024.

Continue to pursue Full Asset Potential...



...through deploying the Asset Review Initiatives

VALE

Sudbury "rebirth"

Mine developments rates up ~50%[1,2]
Mining rates up ~30%[1]
Processing tonnes up ~30%[1]

Planned ore additions in 2024 after asset review

kt



270-360
185-245
35-45
10-15
500-665
Stobie Pit
Creighton
Garson
Totten Incremental
TOTAL

~490 kt additional ore mined YTD

Voisey's Bay ramp-up tracking updated plan

Reid Brook

100% Complete



Eastern Deeps



Main production to start in 4Q24

VALE

[1]Sudbury "rebirth" is comparing 2024 forecast to 2022 actuals. [2]Mine development rates refers to annual capital development to access the ore in the Sudbury underground mines

Asset Review implementation to take existing assets to their full potential

Asset capacity vs. mapped potential – ktpy


Copper
~400
~500
Asset capacity pre-asset review[1]
Asset potential 2028+
Nickel
~210
~250
Asset capacity pre-asset review[1]
Asset potential 2028+

Key levers

- **Resource Endowment**
- **Mining Methods**
- **Asset Management**
- **Flowsheet Optimization**
- **Project Development**

VALE

[1] Considering the 2026 market guidance provided on Vale Day 2023.

Stay Disciplined

Gustavo Pimenta

2024 Analyst and Investor Tour

Volume improvement and efficiency initiatives to support cost guidance achievement

Iron ore fines C1 cash cost, ex-third-party purchases

(US$/t)


22.3
21.5–23.0
23.5
24.9
20.5
2023
2024E
1Q24
2Q24
Aug
3Q24
4Q24

2H24 cost drivers:

- Higher production volumes
- Greater share of Northern System production
- Efficiency Initiatives

VALE

Competitive operations across all three businesses; lowering copper all-in cost guidance

All-in costs (US$/t)[1]		2024	
Fe 26	Iron Ore	53–57	■ Confident in reaching C1 cash cost target ■ All-in cost trending towards the top of the guidance, impacted by market premiums and higher spot freight rates
Cu 29	Copper	3,300 – 3,800	■ Improved operational performance at Salobo ■ Stronger gold volumes and prices
Ni 28	Nickel	15,000 – 16,500	■ US$ 500/t increase owing to the PTVI deconsolidation adjustment

[1] Amounts in real terms and before sustaining investments.

VALE

Disciplined capital allocation continues

Baseline			Optionalities			
Dividend policy	**Commitments**	**Sustaining investments**	**Extra shareholder remuneration**	**Growth projects**	**M&As**	**Liability management**
Solid semi-annual return to shareholders	Elimination of upstream dams and Brumadinho and Mariana reparation	Controlled and efficient capex to sustain production	Additional returns through dividends and buybacks	Accretive growth options leveraging on our low-cost endowment	Focus on asset-light opportunities for efficient growth	Balance sheet optimization

VALE

Closing Remarks

Gustavo Pimenta

2024 Analyst and Investor Tour

Key takeaways

- Shared-value mindset and advancing on sustainable mining
- Carajás basin offers material growth opportunities for both iron ore and copper
- Operational models and asset reliability measures bearing fruit; iron ore production guidance revised
- Solid cost performance across all commodities
- Vale Base Metals progressing on Asset Review execution


EC 18
CAT
7495
EC 18
EC 18

VALE

Q&A

2024 Analyst and Investor Tour

We value your feedback

2024 Analyst and Investor Tour